Filed by Valley National Bancorp
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                             Securities and Exchange Act of 1934

                               Subject Company: Merchants New York Bancorp, Inc.
                                                     Commission File No. 0-22058



                           FORWARD LOOKING STATEMENTS


         This document contains forward-looking statements concerning the financial condition, results of operations and business of Valley following the consummation of its proposed acquisition of Merchants, the anticipated financial and other benefits of the proposed acquisition and the plans and objectives of Valley's management following the proposed acquisition, including, without limitation, statements relating to the cost savings expected to result from the proposed acquisition, and anticipated results of operations of the combined company following the proposed acquisition. Generally, the words "will," "may," "should," "continue," "believes," "expects," "anticipates" or similar expressions identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors: (1) cost savings expected to result from the proposed acquisition may not be fully realized or realized within the expected time frame; (2) operating results following the proposed acquisition may be lower than expected; (3) competitive pressure among financial services companies may increase significantly; (4) costs or difficulties related to the integration of the businesses of Valley and Merchants may be greater than expected; (5) adverse change in the interest rate environment may reduce interest margins of the combined company; (6) general economic conditions, whether nationally or in the market areas in which Valley and Merchants conduct business, may be less favorable than expected; (7) legislation or regulatory changes may adversely affect the businesses in which Valley and Merchants are engaged; or (8) adverse changes may occur in the securities markets. Readers are cautioned not to place undue reliance on forward looking statements which are subject to influence by the named risk factors and unanticipated future events. Actual results may differ materially from management expectations. Both Valley and Merchants disclaim any obligation to update or revise any forward looking statements based on the occurrence of future events, the receipt of new information, or otherwise.


                   INFORMATION FOR INVESTORS AND SHAREHOLDERS

         Valley and Merchants will be filing with the SEC a joint proxy statement-prospectus with respect to solicitation of proxies of their stockholders to approve the proposed merger and Valley will be filing a registration statement with respect to the common stock to be issued in the merger. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS AND THE REGISTRATION STATEMENT, WHEN EACH OF THESE
DOCUMENTS BECOMES AVAILABLE, BECAUSE EACH OF THEM WILL CONTAIN IMPORTANT INFORMATION. Investors and securities holders may obtain a free copy of the joint proxy statement-prospectus and the registration statement (when available) and other documents filed by Valley or Merchants with the SEC at the SEC's Internet web site at www.sec.gov. The joint proxy statement-prospectus and the registration statement (when available) and such other documents filed by Valley with the SEC will be available free of charge by contacting Valley National Bancorp, 1455 Valley Road, Wayne, New Jersey 07474, Attention: Dianne Grenz, telephone: (973) 305-3380. Documents filed with the SEC by Merchants will be available free of charge by consulting Merchants New York Bancorp, Inc., 275 Madison Avenue, New York, NY 10016, Attention: Corporate Secretary, telephone:
(212) 973-6600. SHAREHOLDERS AND INVESTORS SHOULD READ THE JOINT PROXY STATEMENT-PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.



                  INFORMATION ABOUT PERSONS SOLICITING PROXIES

         Valley and certain other persons referred to below may be deemed to be participants in the solicitation of proxies from Valley shareholders to approve the merger. The participants in the solicitation may include the directors and certain executive officers of Valley, who may have an interest in the transaction including as a result of holding shares of Valley common stock. A detailed list of the names and interests of Valley's directors and certain of Valley's executive officers is set forth in a filing under Rule 14a-12 made by Valley with the SEC on September 7, 2000. This filing and other documents filed by Valley or Merchants with the SEC may be obtained without charge at the SEC's Internet web site at www.sec.gov.



                             VALLEY NATIONAL BANCORP
                            ANALYSTS CONFERENCE CALL
                                SEPTEMBER 6, 2000
                                   11:00 A.M.


Gerald Lipkin: Good morning everybody. Welcome to our conference. Before we start, as you are aware, our attorneys require us to make several statements. This presentation contains forward looking statements concerning the financial condition, results of operations and business of Valley following the consummation of its proposed acquisition of Merchants. These forward looking statements involve certain risks and uncertainties. Actual results may differ materially from management's expectations. Both Valley and Merchants disclaim any obligations to update or revise any forward looking statements. For additional information on forward looking statements, please consult the legend in the press release and the analyst presentation filed on SEC Form 425. Thank you for all calling in.

Needless to say, we're all very excited about this acquisition. Aside from being the first time a New Jersey bank has purchased a Manhattan-based bank, usually the other way around, this bank has long been on our wish list to enter Manhattan. The opportunity just wasn't there until now. We're very excited about this opportunity. As you can see, the consideration is 100% common stock. The fixed exchange ratio of .7634 Valley shares exchanged for each Merchants' share results in 19% pro forma ownership. The transaction value, including options, is approximately $375 million or 16 times estimated 2000 earnings, 14 times earnings adjusted for anticipated cost savings. The transaction value per common share is $20.04. The accounting treatment is a pooling of interests.

There is a stock option agreement in which Merchants has issued an option to Valley to purchase 19.9% of its pro forma outstanding shares. The board and management representation will result in three Merchants directors joining the Valley holding company board. All of Merchants' senior officers will be joining the Valley management team. The expected closing date is the first quarter of 2001. The strategic rationale for the transaction is, number one, the excellent revenue growth prospects through the sale of Valley's products to Merchants' customer base. The expansion of Merchants' almost non-existent consumer and residential mortgage lending portfolios presents an unusually attractive opportunity for Valley.

We plan to considerably expand upon Merchants' consumer deposit base. We will be adding an ATM infrastructure to Merchants' franchise. This, coupled with the introduction of low-cost consumer checking and a wide array of consumer CD products adds further to our excitement over this transaction.

We will be issuing debit cards to their customers. We will be introducing our trust department, our asset management and insurance services and we expect all of this will be done with a very minimal additional marginal cost. We have the capacity within our own computer systems and in our management structure to handle the increased volume as it is.

Similarly, we see a very close cultural alliance between the two institutions. We have a similar culture. Both of us are focused on strong asset quality, a high level of customer service and earnings. Each of us successfully has competed with the major money center banks in Manhattan for decades. Going into New York and competing with the larger banks will certainly not be anything new to Valley. Obviously, the way that Merchants has been successful proves that it can be done.

We are both middle market lenders. We both have a high degree of senior management involvement in commercial lending and our senior management in both institutions is highly accessible to all customers. The close proximity of our two institutions simply removes an artificial state line barrier. All of the existing offices of Merchants are within approximately 15 miles of our headquarters. Most of the Merchants customers are within 45 minutes by automobile of Valley's headquarters. This will enable us to expand our franchise into an economically viable, densely populated area while still maintaining our much cherished super community bank model.

We also view this as an opportunity to add additional offices in New York. That includes both Manhattan as well as lower New York State because, as you know, our franchise runs right up to the New York border and there are certain locations in Rockland County that would become very attractive or have been very attractive to us and as we now have a New York franchise, we will be able to expand in that direction as well.

We believe there is a very low business risk for a very significant Manhattan franchise. We're very excited about the fact that the composition of Merchants' assets really pose a very small risk as far as Valley is concerned. They have a very high quality investment portfolio, which comprises 60% of their total assets. When you look at the bank and you know it's a $1.5 billion institution, it really has the asset structure of a bank of about 2/3 that size, so the transaction risk actually is reduced considerably. It has a very well managed, high quality loan portfolio with sufficient reserve. We are very pleased with what we have seen in their loan portfolio.

An overview of Valley: I think most of you know that we are approximately a $6.3 billion institution with net loans of $4.6 billion and securities of $1.3 billion, total deposits just over $5 billion. I really think you have to focus on the fact that over the last 12 months, our return on average equity has been 19.66%. Our latest 12 month return on average assets is 1.75% and our efficiency ratio, as most of you know, is 44.79%.

It's interesting when you look at Merchants and you can focus that they are a $1.4 billion bank, their latest 12 month return on average equity was 20.5%. Their latest 12 month return on average assets was 1.54% and an efficiency ratio of 42.34%. Not too shabby. When you put us together, I think it exemplifies the attractiveness of the two institutions. We will have total assets of $7.7 billion, net loans of a little over $5 billion, securities of a little over $2 billion, deposits of almost $6 billion, borrowings of $1 billion, equity of $617 million and a market cap of close to $2 billion. On a pro forma basis, we expect very strong continued financial results. Valley expects to continue to deliver among the best and most consistent performance of any super community bank in the nation.

It's our goal that our return on equity will remain in the 28% range, our return on assets will remain in the 1.75% range and our efficiency ratio in the low 40's. The transaction is expected to be accretive to 2001 earnings per share. I might add we are expecting to be accretive before expected revenue enhancements. We anticipate savings in the 15% to 20% range of Merchants non-interest expense. That translates to roughly a $5 million number. Most of that money is going to come from data processing and operations consolidation. As I mentioned before, Valley runs its own data processing systems and we do have excess capacity within our system. We expect there will be savings on accounting fees, insurance, audit, holding company costs and modest back room salary saves. There will be one-time transaction costs, which we consider to be reasonable. Those of you who have met with me know our disdain for large, one-time charges. We anticipate the one time charge in this case to be something in the $6 to $8 million range. The top line revenue growth is expected to accelerate as a result of our introducing all of the new products to the current Merchants base.

In summary, we feel this is a natural extension of Valley's franchise. We're getting together with another institution that has a very similar culture, a very similar focus on asset quality and earnings. It will provide an excellent platform for Valley's fast growing middle market banking model. It creates new lending and fee income opportunities. I point out that Merchants doesn't have any ATMs for example. This is a product that we drive our own ATM system. We will be introducing ATMs immediately. We expect the transaction will be accretive. It enhances Valley's long term earnings prospects. It has a very low execution risk.

As you can see from the map, it's kind of hard to tell where our branches ended and theirs began. If it weren't for the fact that it was across the Hudson River, they'd be contiguous. They'd be touching each other. If there are any questions, operator? We're open.

Operator:  We have a  question  from  the  line of Brian  Long  with  Chesapeake
Partners.

Voice: I was wondering if you could just detail the specific regulatory approvals you need? Tell us a little bit about the background, how the deal came about? Who were the investment bankers advising on the transaction?

Mr. Lipkin: The regulatory approvals are rather routine. We need the Federal Reserve, the OCC to approve the transaction. The shareholders, of course, have to approve it at both institutions.

Voice:  What about New York state?

Mr. Lipkin:  No.

Voice:  The background and the investment bankers?

Mr. Lipkin: It was really a situation where two banks were close to each other for many, many years and were attracted to each other. It was more banker to banker. CIBC, Richard Kelly actually did the introduction initially.

Voice:  Did the banks get fairness opinions?

Mr. Lipkin:  Yes.

Voice:  Did CIBC advise both companies?

Mr. Lipkin:  No.  Sandler O'Neill advised Valley as to the fairness opinion.

Operator:  We have a question from the line of Adam Barkstrom with Legg Mason.

Voice: I had a question about Merchants. You mentioned 60% of their balance sheet on the asset side was composed of securities and I'm looking at the overview sheet you have here in your investor's packet. What do they have in borrowings? How much of that is a leveraged strategy?

Mr. Lipkin:  Very small.

Voice:  What's that.

Mr. Lipkin:  Very small.

Voice: Do you envision maintaining that? Is that going to be a source of liquidity for you going forward? Is there going to be any delevering there on the balance sheet?

Mr. Lipkin: For one thing, we will be able to use some of that liquidity to convert into loan growth. We see substantial opportunity for introduction of our retail products. They have a very liquid investment portfolio. They have a very strong cash flow coming out of it. As fast as that comes due we would like to be putting it into loans. Obviously, the size of the investment portfolio even for the combined bank is disproportionately high.

Voice: Why is that? Why do they have such a high . . . if the loan demand in that market is so strong?

Mr. Lipkin: Their commercial loan demand has been very strong. They have just not gone after the consumer demand. It hasn't been their bailiwick. It's an area that they have passed over. We, on the other hand, have a real strong background in that area and we think we know where to develop that business.

Voice:  Is that going to be primarily in the residential mortgage front?

Mr. Lipkin: It's going to be all across the consumer products. They do not do home equity loans. They don't do residential mortgage loans. They don't have overdraft checking accounts. They don't have a debit card. These are all consumer products that we have developed over the years with a great deal of volume, not to mention our auto lending.

Voice:  Now, on auto lending, is that going to be in big demand in Manhattan?

Mr. Lipkin: Not everybody who banks with them lives in Manhattan. You know, a lot of their people live in northern New Jersey. While they may commute by train, they do keep a car at home. I just think that there's going to be a very strong demand for our consumer products.

Voice: The $6 to $8 million hit, one time charge, that's going to come when? Is that first quarter 2001 or before?

Mr. Lipkin: Probably 2001, yes. It's relatively modest relative to the size of the transaction.

Operator:  We have a question from the line of Kevin Szocik with KBW.

Voice:  Are there any walkaways associated with the deal?

Mr. Lipkin:  No.

Voice: I was wondering if you might be able to give us a little more guidance on the extent that the deal will be accretive to 2001? I just kind of ran through a rough model, I'm coming up with more like a push. The other part of that question is given that it is a pooling deal and you guys recently announced a share repurchase authorization of three million shares, will that be rescinded? Has that been taken out of the estimates for next year as far as consideration for accretion is concerned?

Mr. Lipkin:  It will be rescinded.  We can't do a repurchase at the same time.

Voice: Will the deal still be accretive taking out the stock repurchase in the Valley estimate for next year?

Mr. Lipkin:  Yes.  That was not factored in.

Voice: Can you give any more guidance as to how accretive the deal is, either on a per share basis or on a percentage basis?

Mr. Lipkin:  It's really nominally accretive before we add revenue enhancement.

Operator:  We have a question from the line of Roberta Probber with Ryan, Beck.

Voice: Can you talk about selling consumer products to Merchants' customer base, which they have not traditionally done. Do you anticipate a special marketing campaign? How do you expect to reach their customers in that way?

Mr. Lipkin: There are lots of ways that we can reach their customers. There is direct marketing. Obviously, we have the names and addresses of all of them, so we can go on a one on one basis. We will do some media marketing. I think we're going to be coming in there because of our current cost structure operating the bank from New Jersey I think we can actually operate on a lower cost than some of the banks that are presently in the area. As a result of that, we're going to be able to introduce products like a lower cost checking account than most people in New York are used to seeing. We're going to be able to introduce our lending products at a very competitive rate. Remember, we've survived very well coming up against the big New York City money center banks. They have all these same products right now. In New Jersey, our branches literally fall in the shadow of their headquarter buildings.

Voice: I would just expect that there would be some expenses associated with marketing, at least initially, given their customers.

Mr. Lipkin: That's true. There are some minor expenses. Minor in relationship to the amount of volume of business that we'll bring in.

Voice:  What are you doing with their options?

Mr. Lipkin:  They're being flipped into Valley options.

Operator: We have a follow up question from the line of Gerard Cassidy with Tucker Anthony.

Voice: On the securities of Merchants, is there much of a mark-to-market on that portfolio or in the $814 million that you list, is that pretty much carried at market?

Mr. Lipkin: It's pretty close. It's very close. There's a very slight relative depreciation.

Voice: Also, how long do you think it will take you to get the securities portfolio down to a size that you guys think is more . . . on a pro forma basis, that is?

Mr. Lipkin: That depends on how aggressive we really want to be. That's dependent on a number of factors. For one thing, it depends upon how quickly we can grow the consumer volume, to move it over there, to export it. I really don't think it's going to be that long of a time frame. Probably 18 months.

Voice: In the deposit breakout on the overview at least, I don't have a breakout. Can you classify of their $927 million in deposits what you would consider core non-CD type deposits?

Mr. Lipkin: It's almost all core deposits. They have $350 million in time, almost all the rest of it is in demand, money market accounts. It's interesting. I didn't mention it earlier but 98% of their loans are floating interest rate loans. They float with market which gives us a very good balance. If there was a criticism on Valley, it's that we've become overly dependent on fixed rate loans. This brings us back into equilibrium.

Voice: You guys have had great success over the years in making acquisitions over in Jersey and integrating the companies effectively into what you're doing. I know it's only 15 miles away but all of us who are familiar with your territory understand that it's maybe a little further because of the river. The question really has to do with cost savings. You've done so well in the past garnering the cost savings that you've set out for, whatever bank it has been in the past. 15% to 20% seems to be a number that you're comfortable with?

Mr. Lipkin: Absolutely. We're using a number of roughly $5 million. We believe three quarters of that is like a piece of cake. We have the excess capacity in our data processing systems. We think we'll save 90% of the data processing costs. I don't care where they're located. That's a fact. They're buying it from a service bureau now. It's coming in over the line.

Voice: One final thing. The way the press release read it looks like you're going to, for the stock that you issue, it will be new stock. Is that correct or will you buy some on the open market?

Mr. Lipkin:  No, we can't buy it on the open market right now.

Operator: We have a follow up question from the line of John Klein with Sandler O'Neill.

Voice: Just wanted to follow up on the cost savings a little bit. You mentioned half of it is really a slam dunk to you guys. Just wondering.

Mr. Lipkin:  It's more than half.  It's about 2/3.

Voice:  2/3?

Mr. Lipkin: Yes, between the data processing and the accounting fees, the insurance saves, the things that just, the low hanging fruit is what I'll call it.

Voice:  Do those contracts expire relatively soon?

Mr. Lipkin: Yes. In fact their data processing contract, the whole contract was only a one year contract and it has an escape clause if they sell the bank.

Voice: As far as the timing of the cost saves, at least 2/3 are pretty much right away?

Mr. Lipkin:  Yes.

Voice:  How about the other third?

Mr. Lipkin:  Within 12 months.

Voice:  Great.  That's all I had.

Operator: We have a question from the line of Sigmund Rolat, a private investor.

Voice: I own a number of shares and I also represent some friends whom I induced into buying Merchants shares. I would like to explain to them just exactly how you arrived at the figure of $20 for the value of each Merchant share?

Mr. Lipkin: What we did is took our earnings and we took their earnings. We took the cost saves that we're going to be able to implement to their earnings. We came up with a non-dilutive figure.

Voice: The figure I arrived at is closer to about $19.50. Also what happens if, in the next, say, eight to twelve weeks, the value of Valley shares goes down?

Mr. Lipkin: Then it goes down. There's nothing we can do about the price of our stock. We can't manipulate our stock. By the way sir, there will be a very substantial increase in the dividend that you will be receiving.

Operator: We have a follow up question from the line of Kevin Szocik with KBW.

Voice: I did have one follow up there. I got cut off before. Again, you guys have been fairly aggressive in the repurchase activity. Is there any problem or any issue with tainted shares right now that you might have to do a tainted share issuance?

Mr. Lipkin:  No.

Voice: You're up to snuff as far as that is concerned. Just rescinding the buy back going forward?

Mr. Lipkin:  That's correct.

Operator: We have a follow up question from the line of Adam Barkstrom with Legg Mason.

Voice: You mentioned implementation of ATM infrastructure over the seven existing branches. Are you going to add additional ATMs or just seven?

Mr. Lipkin: Initially our goal is to put ATMs inside or outside through the wall in their offices. Their offices are all located, as you know, in Manhattan. They're all located in places where there is enormous street traffic back and forth in front of their branches. We feel that the ATMs are just a natural. We will obviously consider additional offsite locations as we do now for our own institutions.

Voice:  How meaningful is that cost-wise?  Is it fairly immaterial?

Mr. Lipkin: On a marginal basis, our cost will be very nominal. The cost of the unit, the cost of the tie line, the cost of running the system we already have in place. We do have capacity. As I mentioned earlier we drive our own ATM system. We have capacity in that.

Operator: We have a follow up question from the line of Roberta Probber with Ryan, Beck.

Voice: You talked earlier about expanding into Rockland County. Do you see expanding the Manhattan franchise at all?

Mr. Lipkin: Yes. We've had some discussions with their senior management already about some locations that they feel would be viable for us to expand their present structure.

Operator:  There are no further questions.  Please continue.

Mr. Lipkin: I want to thank everybody for tuning in today. I hope you share the same excitement that we do. We really feel this is going to be a wonderful opportunity for the shareholders of both institutions. Thank you for coming.